

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 24, 2008

Mr. Michael J. Tomczak
Chief Financial Officer
Integrated Surgical Systems, Inc.
401 Wilshire Boulevard, Suite 1020
Santa Monica, CA 90401

   RE: **Integrated Surgical Systems, Inc.**
     Form 8-K dated July 15, 2008
     Filed July 21, 2008
     File No. 1-12471

Dear Mr. Tomczak:

   We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Angela J. Crane
          Accounting Branch Chief